UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K


                                  -------------


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended January 31, 2010.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.


              For the transition period from ________ to __________


                          Commission file number 1-9494

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                  TIFFANY & CO.
                                  -------------
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
               ---------------------------------------------------


                                    CONTENTS
                                    --------


                                                                                       Page
                                                                                       ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                   2

FINANCIAL STATEMENTS:

         Statement of Net Assets Available for Benefits at January 31, 2010               3

         Statement of Net Assets Available for Benefits at January 31, 2009               4

         Statement of Changes in Net Assets Available for Benefits for the year
            ended January 31, 2010                                                        5

         Notes to Financial Statements                                                 6-13

SUPPLEMENTAL SCHEDULE: *

         Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets
            (Held At End of Year) as of January 31, 2010                                 14

Exhibit Index                                                                            15

Signatures





* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
Tiffany & Co. Employee Profit Sharing
and Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended January 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan as of January 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended January 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.


/s/ J.H. Cohn LLP
Roseland, New Jersey
July 19, 2010

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                    January 31, 2010
                                                           --------------------------------------------------------------------
                                                               Participant         Non-Participant
                                                                Directed               Directed
                                                           -------------------    --------------------

                                                                                    Employee Stock
                                                                Various                Ownership
                                                                 Funds                  Account                    Total
                                                           -------------------    --------------------     --------------------
Assets:
Investments, at fair value:
  DWS Trust Company:
    Common and collective trusts                           $       66,816,346     $                 -      $        66,816,346
    Mutual funds                                                  110,667,616                       -              110,667,616
  Tiffany & Co. common stock                                       66,469,407                  32,588               66,501,995
  Participant loans                                                 7,679,292                       -                7,679,292
                                                           -------------------    --------------------     --------------------

Total investments                                                 251,632,661                  32,588              251,665,249
                                                           -------------------    --------------------     --------------------

Receivables:
  Employer's contribution                                          11,250,218                 383,163               11,633,381
  Employees' contribution                                             700,465                       -                  700,465
  Due from broker for securities sold                                   2,220                       -                    2,220
                                                           -------------------    --------------------     --------------------

Total receivables                                                  11,952,903                 383,163               12,336,066
                                                           -------------------    --------------------     --------------------

Total Assets                                                      263,585,564                 415,751              264,001,315
                                                           -------------------    --------------------     --------------------

Liabilities:
Excess contributions payable                                           16,741                       -                   16,741
                                                           -------------------    --------------------     --------------------
Total Liabilities                                                      16,741                       -                   16,741
                                                           -------------------    --------------------     --------------------

Net assets at fair value                                          263,568,823                 415,751              263,984,574

Add: Adjustment from fair value to contract value for
 interest in common and collective trusts relating to
 fully benefit-responsive investment contracts                       (232,274)                      -                 (232,274)
                                                           -------------------    --------------------     --------------------

Net assets available for benefits                          $      263,336,549     $           415,751      $       263,752,300
                                                           ===================    ====================     ====================








   The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                    January 31, 2009
                                                           --------------------------------------------------------------------
                                                              Participant           Non-Participant
                                                                Directed               Directed
                                                           -------------------    --------------------

                                                                                    Employee Stock
                                                                Various                Ownership
                                                                 Funds                  Account                    Total
                                                           -------------------    --------------------     --------------------
Assets:
Investments, at fair value:
  DWS Trust Company:
    Common and collective trusts                           $       59,593,412     $                 -      $        59,593,412
    Mutual funds                                                   83,039,296                       -               83,039,296
  Tiffany & Co. common stock                                       40,543,718                  61,295               40,605,013
  Participant loans                                                 6,205,742                       -                6,205,742
                                                           -------------------    --------------------     --------------------

Total investments                                                 189,382,168                  61,295              189,443,463
                                                           -------------------    --------------------     --------------------

Receivables:
  Employer's contribution                                           8,616,730                       -                8,616,730
  Employees' contribution                                             832,661                       -                  832,661
  Due from broker for securities sold                                  49,682                       -                   49,682
                                                           -------------------    --------------------     --------------------

Total receivables                                                   9,499,073                       -                9,499,073
                                                           -------------------    --------------------     --------------------

Total Assets                                                      198,881,241                  61,295              198,942,536
                                                           -------------------    --------------------     --------------------

Liabilities:
Excess contributions payable                                          197,517                       -                  197,517
                                                           -------------------    --------------------     --------------------
Total Liabilities                                                     197,517                       -                  197,517
                                                           -------------------    --------------------     --------------------

Net assets at fair value                                          198,683,724                  61,295              198,745,019

Add: Adjustment from fair value to contract value for
 interest in common and collective trusts relating to
 fully benefit-responsive investment contracts                      3,661,281                       -                3,661,281
                                                           -------------------    --------------------     --------------------

Net assets available for benefits                          $      202,345,005     $            61,295      $       202,406,300
                                                           ===================    ====================     ====================









   The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEAR ENDED JANUARY 31, 2010


                                                                Participant          Non-Participant
                                                                  Directed               Directed
                                                             -------------------    -------------------
                                                                                    Employee Stock
                                                                Various                Ownership
                                                                 Funds                  Account                    Total
                                                             -------------------    --------------------   --------------------
Additions to net assets attributed to:
  Interest and dividends                                     $        4,260,924      $              -      $         4,260,924
  Net appreciation in fair value of investments                      65,391,267                38,319               65,429,586
                                                             -------------------    -------------------    --------------------
         Total investment income                                     69,652,191                38,319               69,690,510
                                                             -------------------    -------------------    --------------------

  Contributions and rollovers:
    Employee                                                         16,533,946                     -               16,533,946
    Employer                                                         11,250,275               383,163               11,633,438
                                                             -------------------    -------------------    --------------------
         Total contributions                                         27,784,221               383,163               28,167,384
                                                             -------------------    -------------------    --------------------

         Total additions                                             97,436,412               421,482               97,857,894
                                                             -------------------    -------------------    --------------------

Deductions from net assets attributed to:
    Withdrawals and distributions                                    36,458,349                     -               36,458,349
    Investment related expenses                                          53,545                     -                   53,545
                                                             -------------------    -------------------    --------------------
         Total deductions                                            36,511,894                     -               36,511,894
                                                             -------------------    -------------------    --------------------


Transfers                                                                67,026               (67,026)                       -
                                                             -------------------    -------------------    --------------------

Increase in net assets available for benefits                        60,991,544               354,456               61,346,000

Net assets available for benefits:
  Beginning of year                                                 202,345,005                61,295              202,406,300
                                                             -------------------    -------------------    --------------------
  End of year                                                $      263,336,549      $        415,751      $       263,752,300
                                                             ===================    ===================    ====================










   The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                -----------------


A.        DESCRIPTION OF PLAN
          -------------------

          The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for complete information.

          General
          -------

          The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company") and its U.S. subsidiaries and has an employee profit-sharing feature ("ESOP"). Effective
          February 1, 2006, the Plan was amended to provide a defined contribution retirement benefit (the "DCRB") to eligible employees hired on or after January 1, 2006.

          The assets of the Plan are maintained and transactions therein are executed by DWS Trust Company, the trustee of the Plan ("Trustee"), an affiliate of Deutsche Bank, Inc. The Plan record keeper is ADP Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          Eligibility
          -----------

          Employees automatically become participants in the ESOP feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and are automatically enrolled in the 401(k) feature 60 days after their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week on a non-temporary basis. All other employees are enrolled 60 days after completing one year of service. Employees may opt-out of 401(k) participation at any time. All employees hired on or after January 1, 2006 automatically become participants in the DCRB feature of the Plan on their date of hire. Officers of the Company (those subject to Section 16 of the Securities Exchange Act of 1934) do not share in contributions made under the ESOP feature of the Plan.

          Contributions
          -------------

          The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions of shares of Tiffany & Co. common stock. Employees who have two or more years of service can diversify his or her ESOP contribution into other investment options provided under the Plan. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives by the Company and established by the Board of Directors of the Company in accordance with, and subject to, the terms and limitations of the Plan. Employees must be employed by the Company on the last day of the Plan year and have at least 1,000 hours of employment during the Plan year to receive the ESOP contribution. As of January 31, 2010, the Company had an ESOP contribution payable of $4,999,990, of which $383,163 was considered non-participant directed.

          The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one
          (1) and fifteen (15) percent of their annual compensation, not to exceed $16,500 in 2009 (or $22,000 for individuals over 50 years of age), subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

          Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

          With respect to employer contributions, following the end of each Plan year, a contribution may be made at the discretion of the Company to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution for the Plan years ended on January 31, 2010 and 2009 is equal to up to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

          Under  certain  circumstances,  employee  contributions  and  employer
          matching   contributions   may  be  limited  in  the  case  of  highly
          compensated employees.

          The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions, following the end of each Plan year, to be invested in a manner similar to the 401(k) retirement savings portion of the Plan. Employer contributions are determined by a formula using the participant's eligible compensation, age and years of service.

          Participant Accounts
          --------------------

          Each participant's 401(k) and DCRB account is credited with the participant's contribution, if applicable, and employer contributions, and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant's account is also charged an allocation of net realized and unrealized depreciation in the fair value of investments and investment-related expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations are based on participant account balances.

          The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on an equal basis.

          Vesting
          -------

          All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and non-forfeitable at all times. Employer contributions under the 401(k) feature of the Plan become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the Plan become vested based on the following schedule:

          Years of Service                            Vested Percentage
          ----------------                            -----------------
          Less than 2 years                                   0%
          2 years or more                                     20%
          3 years or more                                     40%
          4 years or more                                     60%
          5 years or more                                     80%
          6 years or more                                    100%

          Employees hired from January 1, 2006 through December 31, 2006 will become 100% vested in the DCRB benefit upon completing five (5) years of service.

          Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

          In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated ratably amongst the remaining participants in the Plan's ESOP feature within the DWS Trust Co. Stable Value Fund. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants' accounts. Forfeitures relating to the ESOP feature of the Plan totaled $73,004 and $108,588 for the years ended January 31, 2010 and 2009, respectively. Forfeitures of unvested employer contributions in the 401(k) and DCRB portion of the plan totaled
          $616,798  and  $445,345 at January  31,  2010 and 2009,  respectively.
          Forfeitures of $530,792 and $355,951 were used to reduce employer contributions, which are made in the following year, for the years ended January 31, 2010 and 2009, respectively.

          Administrative Expenses
          -----------------------

          Administrative fees relating to the administration of Tiffany & Co. Common Stock are paid by Tiffany and Company. All other expenses are charged against Plan assets.

          Participant Loans and Withdrawals
          ---------------------------------

          Participants may borrow from their 401(k) accounts up to a maximum amount of no more than $50,000 or fifty percent (50%) of their total vested 401(k) account balance including employer matching contributions. In fiscal year 2009, the Plan was amended to permit up to two loans simultaneously. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates as determined by the Plan administrator. Interest rates currently range from 4.25 percent to 10.50 percent. Principal and interest is paid ratably through payroll deductions.

          Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding employer matching contributions and earnings on contributions) and their rollover contributions, if any, on the basis of hardship as permitted under the Plan.

          Payment of Benefits
          -------------------

          Distributions of the participant's account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to the DCRB account which may be received in the form of either a lump sum or ten substantially equal annual installments and with respect to whole shares held in the ESOP feature of the Plan that are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. common stock fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

          Voting Rights
          -------------

          Each participant is entitled to exercise voting rights attributable to the shares of Tiffany & Co. Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

B.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          ------------------------------------------

          Basis of Accounting
          -------------------

          The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

          Payment of Benefits
          -------------------

          Benefit payments to participants are recorded upon distribution.

          New Accounting Standards
          ------------------------

          In January 2010, the Financial Accounting Standards Board ("FASB") issued a standard which requires additional disclosure about the amounts of, and reasons for, significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. The new disclosures and clarifications of existing disclosures are effective for periods beginning after December 15, 2009.

          In addition, this standard will require disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount. These requirements are effective for fiscal years beginning after December 15, 2010. The Plan's management does not expect the adoption of the standard to have a material impact on the Plan's financial statements.

          In September 2009, the FASB issued guidance expanding the required disclosures for certain investments with a reported net asset value to include the nature of any restrictions on the investor's ability to redeem investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. It permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The expanded disclosures are effective for the first reporting period ending after December 15, 2009. The adoption of this guidance had no impact on the Plan's financial statements.

          Investment Valuation
          --------------------

          Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are valued based on the net asset values reported by the trustee of the funds which are based on quoted prices for identical or similar assets in markets that are not active. Participant loans are valued at their outstanding balance, which approximates fair value.

          The Plan  offers  the DWS Trust Co.  Stable  Value  Fund  which  fully invests its funds into the Pyramid Stable Value Fund. The Pyramid Stable Value Fund invests in one or more agreements, collectively referred to as general account guaranteed investment contracts
          ("GICs") issued by banks, insurance companies or other financial institutions. The Pyramid Stable Value Fund may also invest in one or more separate account guaranteed investment contracts or in a portfolio of marketable fixed income securities and other financial instruments in order to provide book value liquidity for portfolio securities sold to make participant-directed withdrawals. The contracts are fully benefit-responsive and are recorded at fair value and adjusted to contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

          The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

          Purchases and Sales of Investments
          ----------------------------------

          Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by specific identification method.

          Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

C.        INVESTMENTS
          -----------

          Investments that were equal to or exceeded 5% of the current value of the Plan's net assets at January 31, 2010 or 2009 were as follows:

                                                                                                  January 31, 2010
                                                                                            ------------------------
          Tiffany & Co. Stock Fund                                                           $          66,501,995
          DWS Trust Co. Stable Value Fund                                                               48,390,346
          American Funds Growth Fund of America                                                         18,199,250
          DWS Trust Co. Stock Index Fund                                                                18,193,726
          DWS Lifecompass 2015 Fund                                                                     15,117,499
          DWS Trust Co. Global Thematic Fund                                                            14,089,920
          Victory Diversified Stock Fund                                                                13,869,350

                                                                                                  January 31, 2009
                                                                                            ------------------------
          DWS Trust Co. Stable Value Fund                                                    $          49,013,135
          Tiffany & Co. Stock Fund                                                                      40,605,013
          DWS Trust Co. Stock Index Fund                                                                14,241,558
          American Funds Growth Fund of America                                                         14,080,396
          Pimco Total Return Fund                                                                       11,425,617
          Victory Diversified Stock Fund                                                                11,171,882
          DWS Lifecompass 2015 Fund                                                                     10,576,284

          As of  January  31,  2010 and 2009,  there  were 802  shares  totaling
          $32,588 and 2,954 shares totaling $61,295,  respectively, of Tiffany &
          Co. common stock that were non-participant directed.




          The net appreciation in the fair value of investments for the year ended January 31, 2010 was as follows:
          Common and collective trusts                                                       $           4,548,011
          Mutual funds                                                                                  25,644,445
          Tiffany & Co. common stock                                                                    35,198,811
          Tiffany & Co. common stock (ESOP) *                                                               38,319
                                                                                            ------------------------
          Net appreciation in the fair value of investments                                  $          65,429,586
                                                                                            ========================

          * Non-participant directed.

D.        FAIR VALUE MEASUREMENTS
          -----------------------

          Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. Generally Accepted Accounting Principles ("GAAP") establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

          Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

          Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

          Level 3 - Unobservable inputs reflecting the reporting entity's own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair value.

          Refer to Note B for the valuation methods used to fair value Plan assets.

          The following table provides information by level for assets that are measured at fair value on a recurring basis:


                                                                               Fair Value Measurements
                                                 Fair Value at               Using Inputs Considered as
                                                                 ----------------------------------------------------
                                                  January 31,
                                                     2010              Level 1           Level 2           Level 3
          -----------------------------------------------------------------------------------------------------------
          Mutual funds                          $   110,667,616  $    110,667,616  $              -  $             -
          Tiffany & Co. common stock                 66,501,995        66,501,995                 -                -
          Common and collective trusts               66,816,346                 -        66,816,346                -
          Participant loans                           7,679,292                 -                 -        7,679,292

                                                                              Fair Value Measurements
                                                 Fair Value at               Using Inputs Considered as
                                                                ----------------------------------------------------
                                                  January 31,
                                                     2009              Level 1           Level 2           Level 3
          ----------------------------------------------------------------------------------------------------------
          Mutual funds                          $    83,039,296  $     83,039,296  $              -  $             -
          Tiffany & Co. common stock                 40,605,013        40,605,013                 -                -
          Common and collective trusts               59,593,412                 -        59,593,412                -
          Participant loans                           6,205,742                 -                 -        6,205,742



          The following table sets forth information summarizing the changes in fair value of the Plan's participant loans which is classified as Level 3 Plan assets for the years ended January 31, 2010 and 2009:

                                                                        January 31, 2010          January 31, 2009
                                                                  ---------------------------------------------------
          Balance at February 1,                                   $           6,205,742     $           6,565,315
          Transfers in                                                         5,512,387                 3,070,282
          Issuances and settlements                                           (4,038,837)               (3,429,855)
                                                                  ---------------------------------------------------
          Balance at January 31,                                   $           7,679,292     $           6,205,742
                                                                  ===================================================

E.        NET ASSET VALUE PER SHARE
          -------------------------

          The following table sets forth a summary of the Plan's investments with a reported net asset value ("NAV") per share:


                                                  Fair Value Estimated Using Net Asset Value per Share
                                                                    January 31, 2010
                                     -------------------------------------------------------------------------------
                                                                                        Other          Redemption
                                                        Unfunded       Redemption      Redemption        Notice
              Investment               Fair Value*     Commitment      Frequency      Restrictions       Period
          ----------------------------------------------------------------------------------------------------------
          DWS Trust Co. Stable        $ 48,622,620    $        -           Daily            None            None
          Value Fund a
          DWS Trust Co. Stock
          Index Fund b                $ 18,193,726    $        -           Daily            None            None


          * The fair values of the investments have been estimated using the NAV of the investment.

          a The DWS Trust Co. Stable Value Fund seeks to achieve a stable unit value, a competitive current return, a high quality diversified portfolio and liquidity by investing in high quality insurance company and bank investment contracts, private placements, money market and other investments.

          b The DWS Trust Co. Stock Index Fund seeks to replicate as closely as practical the Standard & Poor's 500 Stock Index.

F.        PARTY-IN-INTEREST TRANSACTIONS
          ------------------------------

          Certain Plan investments include common and collective trusts and mutual funds managed by DWS Trust Company, Inc., the Plan Trustee. Therefore, investment transactions in such common and collective trusts and mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the Plan sponsor.

G.        TAX STATUS
          ----------

          The Plan has received a favorable letter of determination from the Internal Revenue Service for all changes to the Plan through April 14, 2008. The Plan has been amended since receiving this determination letter, however, it is the belief of the plan administrator and the Plan's tax counsel that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

H.        CONCENTRATION OF CREDIT AND MARKET RISK
          ---------------------------------------

          The Plan provides for various investment options in any one or a combination of Tiffany and Co. common stock, common and collective trusts and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

I.        PLAN TERMINATION
          ----------------

          Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
                                Plan Number: 002
                                 EIN: 13-1387680
Form 5500,Part IV,Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                             as of January 31, 2010

                                                Description of Investment
                                                 including maturity date,           Number of
Identity of Issue, borrower, lessor or similar  rate of interest, collateral,   shares, units or
                party                            par, or maturity value             par value           Cost           Current Value
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Stable Value Fund             Common / Collective Trust            48,390,346       $ 48,390,346       $ 48,390,346
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Stock Index Fund              Common / Collective Trust               516,427         17,812,256         18,193,726
------------------------------------------------------------------------------------------------------------------------------------
  Federated Funds Federated Mid Cap Index     Mutual Fund                             498,144          9,509,003          8,498,332
------------------------------------------------------------------------------------------------------------------------------------
  Baron Small Cap Fund                        Mutual Fund                              32,404            542,826            604,333
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Lifecompass 2040 Fund         Mutual Fund                             220,852          1,477,785          1,594,553
------------------------------------------------------------------------------------------------------------------------------------
  Victory Diversified Stock Fund              Mutual Fund                           1,025,840         16,951,765         13,869,350
------------------------------------------------------------------------------------------------------------------------------------
  Pimco Total Return Fund                     Mutual Fund                           1,182,049         12,462,540         12,955,260
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Global Thematic Fund          Mutual Fund                             690,006         18,725,435         14,089,920
------------------------------------------------------------------------------------------------------------------------------------
  American Funds Growth Fund of America       Mutual Fund                             707,042         20,487,684         18,199,250
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Lifecompass Retire Fund       Mutual Fund                             263,770          2,960,018          2,732,660
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Lifecompass 2030 Fund         Mutual Fund                             156,456          1,148,655          1,268,857
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Large Cap Value Fund          Mutual Fund                             306,666          5,717,587          4,771,726
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Dreman Small Cap Value        Mutual Fund                             230,117          7,487,869          6,901,206
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Lifecompass 2015 Fund         Mutual Fund                           1,560,113         16,392,594         15,117,499
------------------------------------------------------------------------------------------------------------------------------------
* DWS Trust Co. Lifecompass 2020 Fund         Mutual Fund                             875,189         11,064,035         10,064,670
------------------------------------------------------------------------------------------------------------------------------------
* Tiffany & Co.                               Common Stock                          1,637,577         55,754,199         66,501,995
------------------------------------------------------------------------------------------------------------------------------------
                                              Rates of interest from 4.25% -
                                              10.50% maturing at various
* Participant Loans                           dates through 2/3/2020.                                         -            7,679,292
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                               Total                               $ 246,884,597      $ 251,432,975
------------------------------------------------------------------------------------------------------------------------------------

* Party-in-interest

                                  EXHIBIT INDEX



Exhibit
Number            Description
--------------------------------------------------------------------------------

23.1              Consent of Independent Registered Public Accounting Firm -
                  J.H.Cohn LLP

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


               Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
               -----------------------------------------------------------------
                                       (Name of Plan)




Date: July 19, 2010
                            /s/ Patrick B. Dorsey
                            ---------------------------------------------------
                            Patrick B. Dorsey
                            Member of Plan Administrative Committee